Exhibit 99.2

ZenaTech Completes Acquisition of Workplace Scheduling Software Company Othership Limited and Plans to Use Quantum Computing to Increase Productivity for Multinational Corporations

(Vancouver, British Columbia, March 18, 2025) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions announces today that it has closed the acquisition of London-based workplace scheduling software company, Othership Limited. ZenaTech plans to develop quantum computing-driven workplace scheduling solutions intended to increase business productivity including multinational companies with large and complex workforces, workplace scheduling challenges, and large portfolios of office spaces and locations.

“This acquisition is part of a larger strategy to expand our internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities. For workforce and workspace management, quantum computing enables processing of vast combinations of variables—from global work and employee demand, skills, workspaces, configuration availability, and regulations— while in parallel, finding optimal scheduling solutions much faster and more efficiently for complex scenarios found in large companies,” said CEO Shaun Passley, Ph.D.

He added, “We plan to invest in building this specialized talent, establishing partnerships with academic and industry leaders, and integrating quantum technologies into our research and development to address specific business challenges.”

Established in 2018 in London, UK, Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.

According to Market Data Forecast, the global workspace management software market is growing at a compounded annual growth rate (CAGR) of almost 13% per year and could reach near $2 billion by 2032. Growth is being driven by the adoption of hybrid work models, digital transformation, AI, and the need for organizations to optimize their workspace utilization efficiently.

Quantum computing is an emergent field of computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even today’s most powerful computers, to process massively complicated mathematical problems and data at orders of magnitude faster speeds. Quantum Computing can revolutionize workforce management and workspace scheduling for multinational companies by tackling complex optimization problems with unprecedented efficiency for employee scheduling and allocating resources like workspaces across global operations and predicting future demand through advanced analytics. The overall quantum computing market is growing rapidly, projected to reach over $4 billion by 2030, with a CAGR exceeding 30% according to estimates including Grand View Research and Metatech Insights.

ZenaTech previously announced its entry into quantum computing with the Sky Traffic project where its subsidiary ZenaDrone will assign teams to work on applications utilizing this technology with AI drones, drone swarms, and enterprise SaaS solutions for applications including traffic management, weather forecasting, and border control and perimeter security defense applications.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.